EXHIBIT 99.3

CENTRAL GOLD-TRUST

STATEMENT OF NET ASSETS
(expressed in U.S. dollars)

	As at December 31,
	2006	2005
Net assets:
Gold at market (note 2)	$78,131,980	63,051,291
Cash	69,281	44,983
Interest-bearing cash deposits (note 3)	1,168,270	1,617,706
Prepaid expenses & other	12,240	4,828
	79,381,771	64,718,808
Accrued liabilities (note 5)	(95,219)	(59,061)
Net assets representing Unitholders’ equity	$79,286,552	64,659,747

Represented by:
Capital: 3,277,500 units (note 4)	$48,200,337	48,200,337
Retained earnings inclusive of unrealized appreciation of investments	31,086,215	16,459,410
	$79,286,552	64,659,747

Net asset value per unit	$24.19	19.73

Net asset value per unit expressed in Canadian dollars	$28.19	23.00

Exchange rate: U.S. $1.00 = Cdn.	$1.1653	1.1659

See accompanying notes to financial statements.

On behalf of the Board of Trustees:

“John P. Embry”                                       “Douglas E. Heagle”

STATEMENT OF CHANGES IN NET ASSETS
(expressed in U.S. dollars)

	Years ended December 31,
	2006	2005	2004
Net assets at beginning of year	$64,659,747	55,758,461	37,462,309
Net issuance of units	—	—	16,692,318
Net income inclusive of unrealized appreciation of investments	14,626,805	8,901,286	1,603,834
Increase in net assets during the year	14,626,805	8,901,286	18,296,152
Net assets at end of year	$79,286,552	64,659,747	55,758,561

STATEMENT OF INCOME
(expressed in U.S. dollars)

	Years ended December 31,
	2006	2005	2004
Income:
Interest	$57,286	45,226	21,019
Unrealized appreciation of investments	15,084,106	9,244,464	1,836,387
	15,141,392	9,289,690	1,857,406
Expenses:
Administration fees (note 5)	245,223	182,692	124,653
Safekeeping, insurance and bank charges	72,749	53,217	35,475
Audit fees	52,424	33,732	29,791
Legal fees (note 5)	48,522	33,267	42,464
Trustee fees and expenses (note 5)	39,561	38,094	38,648
Regulatory filing fees	16,143	10,264	10,632
Stock exchange fees	14,724	11,169	9,690
Unitholder information	13,701	11,277	11,122
Registrar and transfer agent fees	11,506	13,740	13,498
Miscellaneous	394	208	287
Foreign currency exchange (gain) loss	(360)	744	(62,688)
Total expenses	514,587	388,404	253,572
Net income
inclusive of unrealized appreciation of investments	$14,626,805	8,901,286	1,603,834
Net income per unit:
inclusive of unrealized appreciation of investments	$4.46	2.72	0.66

See accompanying notes to financial statements.

STATEMENT OF UNITHOLDERS’ EQUITY
(expressed in U.S. dollars)

	Years ended December 31,
	2006	2005	2004
Capital (note 4) 3,277,500 units (2005: 3,277,500; 2004: 3,277,500)	$48,200,337	48,200,337	48,200,337
Retained earnings:
Balance at beginning of year	16,459,410	7,558,124	5,954,290
Net income	14,626,805	8,901,286	1,603,834
Balance at end of year	31,086,215	16,459,410	7,558,124
Unitholders’ Equity	$79,286,552	64,659,747	55,758,461

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004
(amounts expressed in U.S. dollars unless otherwise stated)

1.   Summary of significant accounting policies:

Central Gold-Trust (“Gold-Trust”) is a passive, single purpose, self-governing trust established under the laws of Ontario on April 28, 2003.

Gold-Trust’s accounting policies, which conform with Canadian and United States generally accepted accounting principles, are summarized below:

(a)  Foreign exchange translation:

Canadian dollar cash deposits are translated at the rates of exchange prevailing at year end.  Any difference between the year-end exchange rate and the exchange rate at the time such deposits were acquired is recorded in the statement of income as foreign exchange loss (gain).  Expenses incurred in Canadian dollars are translated at the rates of exchange prevailing when the transactions occur.

(b)  Investments:

Gold bullion and gold certificates are valued at market value at the final daily London fixing rate. Unrealized appreciation of investments represents the difference between the market value and the average cost of investments and is recorded in the statement of income in accordance with CICA Accounting Guideline 18, Investment Companies.  Investment transactions are accounted for on the trade date.

(c)      Per unit amounts:

The calculation of net income per unit is based on the weighted average number of units outstanding during the year.  The calculation of the net asset value per unit is based on the number of units outstanding at year end.  Gold-Trust has no dilutive instruments.

(d)     Income taxes:

Gold-Trust is taxed as a “Mutual Fund Trust” for income tax purposes.  The Trustees may distribute all net realized capital gains and all taxable income directly earned by Gold-Trust to its Unitholders and deduct such distributions for income tax purposes.  Accordingly, there is no provision for income taxes.

2.          Gold bullion:

Details of gold bullion holdings are as follows:

Gold holdings at December 31	2006	2005	2004
Gold bullion in fine ounces	118,326	118,326	118,326
Gold certificates in fine ounces	4,581	4,581	4,581
Total fine ounces of gold	122,907	122,907	122,907
Cost (average $373.48 per fine ounce)	$45,903,639	45,903,639	45,903,639
Market — per fine ounce	$635.70	513.00	438.00
Market value	$78,131,980	63,051,291	53,833,266

3.          Short term cash deposits:

As at December 31, 2006, the Trust held one U.S. dollar fixed deposit at a rate of 4.78% in the amount of $450,000 with a maturity date of January 29, 2007, and one Canadian dollar flexible GIC at a rate of 3.75% in the amount of $837,000 with a maturity date of July 31, 2007.

4.          Capital:

Under the Declaration of Trust, an unlimited number of units may be issued.  Each unit carries one vote at all meetings of Unitholders.  Each unit is transferable and represents an equal undivided beneficial interest in Gold-Trust, in any distributions therefrom and in the net assets in the event of termination or winding up of the Trust.   There were 3,277,500 units issued and outstanding on December 31, 2006

The units of Gold-Trust are redeemable by a holder at any time at a price equal to the lesser of: 90% of the average market price during a 10 day trading period commencing immediately following the date on which the units were tendered for redemption; and 100% of the closing market price on the last day of the period.

On November 18, 2004, Gold-Trust issued 977,500 units for gross proceeds of $16,742,418 (net of underwriting fees).  Costs relating to this issue were $50,100 and net proceeds were $16,692,318.  Gold-Trust used the net proceeds from this public offering to purchase 35,707 ounces of gold in physical bar form at a total cost of $15,699,879.  The balance of $992,439, was retained by Gold-Trust in interest-bearing cash deposits for working capital purposes.

The stated capital and recorded capital of Gold-Trust as at December 31, 2006, 2005 and 2004 are as follows:

	2006	2005	2004
Stated capital — 3,277,500 units (2005: 3,277,500; 2004: 3,277,500)	$48,807,046	48,807,046	48,807,046
Unit issue costs	(606,709)	(606,709)	(606,709)
Capital	$48,200,337	48,200,337	48,200,337
Weighted average units outstanding	3,277,500	3,277,500	2,417,514

5.   Related party transactions:

Gold-Trust is party to an agreement with Central Gold Managers Inc. (the “Administrator”), which is related to Gold-Trust through certain of its officers and Trustees.  Administration fees remitted to Central Gold Managers Inc. for the year ended December 31, 2006 increased to $245,223 from $182,692 due to the increase in the value of assets under administration.  Included in accrued liabilities at December 31, 2006 is $21,011 (2005: $17,296) due to the Administrator.  The Administrator furnishes administrative services to Gold-Trust.  For such services, Gold-Trust has agreed to pay an administrative fee, on a monthly basis, equal to 0.40% per annum for the first $100,000,000 of Gold-Trust’s total assets, 0.30% per annum for any excess over $100,000,000 up to $200,000,000 and 0.20% per annum for any excess over $200,000,000 of total assets.  No Trustees fees are paid by Gold-Trust to Trustees who are members of the Executive Committee of Gold-Trust.  The Administrator has consented to reduced fees at three-quarters of stated rates during this stage of Gold-Trust’s development.

Sprott Asset Management Inc., (“SAM”) has a marketing and advisory services agreement with the Administrator for the benefit of Gold-Trust and the Administrator.  Fees amounting to $42,736 were paid to SAM by the Administrator for the year ended December 31, 2006 (2005: $11,263).

Gold-Trust incurred legal fees amounting to $48,522 to December 31, 2006, of which $40,468 (2005: $31,131) was payable to a legal firm, of which one of Gold-Trust’s officers is a partner.  A balance of $4,120 was included in accrued liabilities at December 31, 2006 (2005:  $2,160) relating to these services.

6.          Principal difference between Canadian and United States generally accepted accounting principles:

There are no differences between Canadian and United States generally accepted accounting principles which would require a reconciliation in the financial statements of Central Gold-Trust.

7.          Comparative financial statements:

The comparative financial statements have been reclassified from statements previously presented to conform to the presentation of the 2006 financial statements.

Auditors’ Report to Unitholders

We have audited the statement of net assets of Central Gold-Trust as at December 31, 2006 and 2005 and the statements of income, changes in net assets and Unitholders’ equity for each of the years in the three-year period ended December 31, 2006.  These financial statements are the responsibility of Central Gold-Trust. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of Central Gold-Trust as at December 31, 2006 and 2005 and the results of its operations and the changes in its net assets for each of the years in the three-year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

Toronto, Canada	Ernst & Young LLP
January 16, 2007	Chartered Accountants

Responsibility for Financial Reporting

The accompanying financial statements of Central Gold-Trust and all of the information in this Annual Report are the responsibility of the senior executive officers and have been approved by the Board of Trustees and its Audit Committee.

The financial statements have been prepared by the senior executive officers in accordance with Canadian generally accepted accounting principles.  Financial statements may include certain amounts based on estimates and judgments.  The senior executive officers have determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly in all material respects.  They  have prepared financial information presented elsewhere in the Annual Report and have ensured that it is consistent with that in the financial statements.

Gold-Trust maintains systems of internal accounting and backup, as well as administrative and regulatory compliance controls of high quality, for a reasonable cost.  Hard copies of transactions and monthly statements are retained in Gold-Trust’s files.  Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable, retrievable and accurate and that Gold-Trust’s assets are appropriately accounted for and adequately safeguarded.

The Board of Trustees is responsible for guiding the Administrator and overseeing senior officers in the Board’s fulfillment of its responsibilities for financial reporting, and is ultimately responsible for reviewing and approving the financial statements.  The Board carries out this responsibility principally through its Audit Committee which consists solely of independent Trustees.

The financial statements have been audited by Ernst & Young LLP, the external auditors, in accordance with Canadian generally accepted auditing standards on behalf of the Unitholders.  Ernst & Young LLP has full and free access to the Audit Committee.

Ancaster, Canada, February 15, 2007

J.C. STEFAN SPICER	WILLIAM L. TRENCH
President & CEO	Chief Financial Officer